Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Director Shareholding
Released	15:01 01-Jun-05
Number	0103N

RNS Number:0103N
Wolseley PLC
01 June 2005

Wolseley plc hereby notifies the following share purchase made under the Wolseley plc Dividend Reinvestment Plan in respect of the interim dividend for the half-year ended 31 January 2005, which was paid on 31 May 2005.

Director's Name	No. of shares purchased on 31 May 2005	Purchase price per share in pence

Robert M. Walker	17	1119p

Mr Walker now holds 2,160 ordinary shares of 25p each in the capital of the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END